UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549


SCHEDULE  13G

Under  the  Securities  Exchange  Act  of  1934


Made2Manage  Systems,  Inc
(Name  of  Issuer)


Common  Stock
(Title  or  Class  of  Securities)


556466  10  0
(CUSIP  Number)

CUSIP  No.    556466  10  0

1.   NAME  OF  REPORTING  PERSON
IRS  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)

     J.  Irwin  Miller

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)
     (b)        [X]

3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     U.S.A.

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5. SOLE VOTING POWER. . . .  249,259
6. SHARED VOTING POWER. . .      -0-
7. SOLE DISPOSITIVE POWER .  249,259
8. SHARED DISPOSITIVE POWER      -0-


9.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     249,259

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     5.4%

12.  TYPE  OF  REPORTING  PERSON

     IN


SCHEDULE  13G

     ITEM  1.

     This statement relates to the Common Stock of Made2Manage Systems, Inc., an Indiana corporation (the Company ), with principal executive offices at 9002 Purdue Road, Indianapolis, IN 46268.

     ITEM  2.

     (A)  -  (C)    This  Schedule 13G is being filed by J. Irwin Miller.  The principal  business  office of Mr. Miller is located at 301 Washington Street,
Columbus,  Indiana  47201.    Mr.  Miller  is  an  United  States  citizen.

     (D) AND (E) This statement relates to the Common Stock of the Company, and the CUSIP number for such securities is 556466 10 0.

     ITEM  3.

     Not  Applicable.

     ITEM  4.  OWNERSHIP

     (A) As of the close of business on December 31, 1997, Mr. Miller beneficially owned 249,259 shares of Common Stock of the Company. (On February 4, 1998, Mr. Miller sold 19,931 shares of Common Stock in connection with the exercise of the overallotment option granted to the underwriters in connection with the Company s initial public offering. Accordingly, Mr. Miller currently owns 229,328 shares of Common Stock.)

     (B) As of the close of business on December 31, 1997, the shares of Common Stock set forth in Item 4(a) represent approximately 5.4% of the issued and outstanding the shares of Common Stock of the Company.

     (C) (I)    Mr. Miller has the sole power to vote 249,259 of the shares of
Common  Stock  set  forth  in  Item  4(a).  (On  February  4, 1998, Mr.
Miller sold 19,931 shares of Common Stock in connection with the exercise of the overallotment option granted to the underwriters in connection with the Company s initial public offering. Accordingly, Mr. Miller currently owns 229,328 shares of Common Stock.)

        (II)    Not  applicable.

       (III)    Mr. Miller has the sole power to dispose of  249,259 shares of
the Common  Stock    set  forth  in  Item  4(a).  (On  February  4, 1998, Mr.
Miller sold 19,931 shares of Common Stock in connection with the exercise of the overallotment option granted to the underwriters in connection with the Company s initial public offering. Accordingly, Mr. Miller currently owns 229,328 shares of Common Stock.)


        (IV)    Not  Applicable.

     ITEMS  5.  OWNERSHIP  OF  FIVE  PERCENT OR LESS OF A CLASS.

     Not  Applicable.

     ITEM  6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     PERSON.

     Not  Applicable.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not  Applicable.

     ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS OF THE GROUP.

     Not  Applicable.

     ITEM  9.  NOTICE  OF  DISSOLUTION  OF  A  GROUP.

     Not  Applicable.

     ITEM  10. CERTIFICATION.

     Not  Applicable.


    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    April  13, 1998
         \S\    J. Irwin Miller
                J.  Irwin  Miller